02/CAT/19

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FOR IMMEDIATE RELEASE

07.00 BST, 02.00 EST Thursday 9 May 2002

For Further Information Contact:

Cambridge Antibody Technology         Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233             Tel: +44 (0) 20  7601 1000
David Glover, Medical Director        Kevin Smith
John Aston, Finance Director          Graham Herring
Rowena Gardner, Head of Corporate
Communications

                                      BMC Communications/The Trout Group (USA)
                                      Tel: 001 212 477 9007
                                      Brad Miles, ext 17 (media)
                                      Brandon Lewis, ext.15 (investors)


                    CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES

                POSITIVE 12 MONTH PHASE II RESULTS FOR CAT-152

                        Presentation at major congress

Melbourn, UK... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today announces the twelve month follow-up results from a Phase II clinical trial using CAT-152 (lerdelimumab; human anti-TGF(beta)2 monoclonal antibody) in patients undergoing surgery for glaucoma and cataract. CAT-152 has been designed to prevent excessive post-operative scarring which is the major reason for long term failure of glaucoma surgery to lower intraocular pressure.

The trial results will be presented today at the Association for Research in Vision and Ophthalmology (ARVO) 2002 Annual Meeting in Fort Lauderdale by consultant ophthalmic surgeon Mr David Broadway. Page 2 of 4

The Phase II clinical trial studied 56 patients who were undergoing combined glaucoma and cataract surgery. Patients were randomised to receive either CAT-152 (36 patients) or matching placebo (20 patients) in a series of four subconjunctival injections that were given on the day of surgery (both immediately pre- and post-operatively), the day after surgery and a week after surgery. The primary objective of the trial was to assess safety and tolerability of CAT-152 injection in this group of patients. A secondary objective was exploration of efficacy of CAT-152 in the glaucoma component of the surgery.

CAT-152 was found to be safe and well tolerated in this trial with no serious drug-related adverse events and no severe injection site reactions reported. There was no evidence of increased inflammation in the anterior chamber of the eye.

Intraocular pressure (IOP) was successfully lowered by glaucoma surgery in both patient groups. Twelve months after operation the achieved IOP was lower in CAT-152 treated patients (mean value 14.4 mmHg) compared to those receiving placebo (mean value 16.9 mmHg) (p=0.03). The proportion of patients achieving IOP below 22mmHg was: CAT-152 100%, placebo 85%; (p = 0.04). Comparing the distribution of patients who achieved IOP in the ranges =14.5mmHg, 15-17.5mmHg, 18-21.5mmHg and >22mmHg revealed a shift to lower pressures in patients receiving CAT-152 (p=0.05). All these results are statistically significant.

The proportion of patients who required topical medication to manage their IOP was higher in the placebo group: CAT-152, 11% (4/36) compared with placebo 20% (4/20). One of these four placebo patients subsequently underwent repeat glaucoma surgery to control IOP. Intervention after operation with antimetabolite injections (5-fluorouracil) was similar between the two patient groups with 28% (10/36) of CAT-152 treated patients compared to 30% (6/20) placebo patients.

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Dr David Glover, CAT's Medical Director, commented "The positive outcomes after one year for CAT-152 treated patients are very similar to those observed in our earlier clinical trial of CAT-152 in simple glaucoma filtration surgery. And, in comparison with the previously reported analyses after three and six months of patient follow-up, these results demonstrate that the benefits of CAT-152 treatment have become apparent with longer term follow-up. Patients treated with CAT-152 achieved lower IOP and fewer needed to return to topical medication. Based upon the earlier encouraging findings, a large multi-centre European Phase II/III clinical trial of CAT-152 in glaucoma surgery has commenced, with additional clinical trials expected to be announced later this year."

CAT also announces today that, following receipt of a number of expressions of initial interest from potential partners, it has commenced a process of assessment and investigation of marketing strategies for CAT-152.

                                    -ENDS-


Notes to Editors:

Glaucoma and Glaucoma Surgery
o Glaucoma is the name for a group of eye conditions in which the optic nerve is damaged at the point where it leaves the eye. The main cause of this damage is raised pressure inside the eye (intraocular pressure, IOP).
o Glaucoma affects 2% of people aged over 40 years, and the percentage of people affected rises with age such that 5% of over 65's are affected, rising to around 8% of over 75's.
o Glaucoma is a major source of blindness. Treatment is generally aimed at lowering the pressure in the eye to prevent long term damage to eyesight. Eye drops are the mainstay of treatment but more than 10% of patients require surgery to control pressure.
o Trabeculectomy is the most commonly performed surgical operation for glaucoma. Surgery lowers IOP by improving the drainage of fluid in the eye.
o Scarring is the main cause of failure of surgery for glaucoma. There are no approved treatments to prevent this scarring. CAT has estimated that up to 250,000 patients undergoing operations in the US and Western Europe each year could benefit from treatment with CAT-152.
o Quite commonly surgeons will combine surgery for glaucoma with a cataract extraction and intraocular lens implantation. Both glaucoma and cataract are conditions that increase in prevalence with increasing age hence they may co-exist in elderly patients.
o Patients are generally classified as failures of surgery if there is a need to resume topical medication and/or further surgery is required. Attainment of IOP levels such as 22mmHg or18mmHg are widely used.

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CAT-152
o CAT-152 is a human anti-TGF(beta)2 monoclonal antibody developed by CAT to specifically neutralise the cytokine TGF(beta)2, overactivity of which is believed to cause scarring in and around the eye. CAT-152 is being developed as a treatment to prevent scarring in the eye following glaucoma surgery.
o Two year follow up results from a Phase I/IIa clinical trial in 24 patients undergoing simple glaucoma surgery released in April 2001 showed that the group of patients treated with CAT-152 at the time of surgery achieved significantly lower intraocular pressure (IOP) than those treated with placebo. Mean values two years after surgery were 13.6mmHg (CAT-152) compared to 17.7mmHg (placebo) (p= 0.004). The pressure difference was apparent despite clear trends for less use of post operative injections and less use of topical medication in the CAT-152 group. The results were presented at the Association for Research in Vision in Ophthalmology (ARVO) 2001 conference in Fort Lauderdale, Florida, USA.
o Three month follow-up results of a Phase II clinical trial usingCAT-152 in combined cataract and glaucoma surgery were announced on 22 August 2001 (see news release 01/CAT/15) and six month follow-up results were announced on 14 November 2001 (see news release 01/CAT/21).

Efficacy
o Efficacy is measured in terms of reduced need for intervention post surgery, or in terms of lower IOP.

Cambridge Antibody Technology (CAT)
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o Six CAT-derived human therapeutic antibodies are at various stages of clinical trials, with a seventh CAT-derived antibody, D2E7, having been submitted for regulatory review by Abbott following the completion of Phase III trials.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott , AMRAD, Elan, Genzyme, Human Genome Sciences, Immunex, Merck & Co, Pharmacia and Wyeth-Ayerst.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.


Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.